Exhibit 99.1

Chairman’s Address 2025 Annual General Meeting

Good morning, everyone. Thank you for joining us here in Melbourne for Alterity Therapeutics’ Annual General Meeting. Standing before you today is both a privilege and a poignant moment, as this marks my final AGM as Chairman after more than two decades guiding the company’s ambitions and growth.

When I founded this company, originally known as Prana Biotechnology, my vision was simple yet profound: to improve the lives of people affected by neurodegenerative diseases like Alzheimer’s and Parkinson’s. What began as a modest research venture has evolved through tireless innovation and collaboration into a globally recognised clinical-stage biotechnology company. This journey is the result of the remarkable commitment of our team and the enduring confidence of our shareholders.

Over the past year, Alterity has achieved milestones that reflect our collective effort and the power of scientific perseverance. Our lead asset, ATH434, completed two Phase 2 clinical trials in Multiple System Atrophy, a devastating disorder with no disease-modifying therapy. These trials showed that ATH434 can deliver meaningful reduction in disease progression and improve activities of daily living for patients facing the harsh realities of MSA. The FDA Fast Track designation, along with Orphan Drug Status, demonstrates the Agency’s recognition of the promise of our innovation and validates our strategy as we head into Phase 3. The recently conducted market assessment indicates substantial commercial potential for ATH434, but far more importantly, our progress represents hope for patients and families.

Alongside clinical progress, this year also saw breakthroughs in biomarker innovation and a deeper understanding of the mechanism of action of ATH434, each developed in partnership with leading academic institutions, which further cements our leadership in the field. The journey from discovery science to near-term clinical impact has been paved with setbacks, resilience, and ultimately, progress. Transforming Prana into Alterity and focusing our efforts on alpha-synuclein targeting compounds has positioned the company to deliver real change at a global scale.

I would also like to take this moment to recognise and thank Brian Meltzer, who is also stepping down from the Board at today’s AGM after 26 years of dedicated service. Brian’s leadership, both on the Board and as Chairman of our Audit Committee, has helped guide and secure the company through pivotal milestones, transitions, and challenges. On behalf of the Board, management, and shareholders, I extend our deepest gratitude.

As I reflect on my own decision to step down as Chairman, I do so with complete trust in the strength of the Board, management team, and the strategic direction of the business. The transition comes at a pivotal milestone as Alterity is now firmly in the late-stage clinical and commercial arena, poised to make a real difference for patients in great need. My departure is not an end, but the beginning of Alterity’s next chapter; a chapter I am confident will be written with renewed momentum, continued scientific excellence, and an everlasting patient focus.

In closing, I wish to thank our extraordinary team, our clinical partners, and most importantly, the patients and families who inspire everything we do. My deepest gratitude also goes to our Board and to our shareholders, whose steadfast support has enabled this company to thrive. As Alterity advances, I leave with profound pride in what we have achieved together and boundless hope for the impact still to come.

Thank you for your support and for sharing in this journey.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company is initially focused on developing disease modifying therapies in Parkinson’s disease and related disorders. Alterity has demonstrated clinically meaningful efficacy for its lead asset, ATH434, in a randomized, double blind, placebo-controlled Phase 2 clinical trial in participants with Multiple System Atrophy (MSA), a rare and rapidly progressive Parkinsonian disorder. ATH434 recently reported positive data in its open label Phase 2 clinical trial in advanced MSA. In addition, Alterity has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorised by David Stamler, CEO of Alterity Therapeutics Limited.

Contacts:

Investors

Tara Speranza

Head of Investor Relations and Communications

tsperanza@alteritytx.com

+61 (0) 432 961 533

Remy Bernarda

Investor Relations Advisory Solutions

ir@alteritytx.com

+1 (415) 203-6386

Media

Casey McDonald

Tiberend Strategic Advisors, Inc.

cmcdonald@tiberend.com

+1 (646) 577-8520

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

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